June 9, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed on April 18, 2023
File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 4, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated May 24, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 3 to Form S-4 filed April 18, 2023

Summary Selected Historical, Unaudited Historical and Unaudited Pro Forma Condensed Statement of Operations, page 21

1.	Pro forma condensed statements of comprehensive income should be filed for only the most recent fiscal year. Please revise or advise. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Response: The Company respectfully advises the Staff that the condensed statements of comprehensive income for 2021 and 2020 have been deleted from this most recent filing. The Amended Registration Statement includes the most recent fiscal year (2022) and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required (January 1, 2023 through March 31, 2023) in compliance with Rule 11-02(c)(2)(i) of Regulation S-X.

Greenberg Traurig, LLP

One Vanderbilt Avenue | New York, NY 10027 | T +1 212.801.9200 | F +1 212.801.6400

www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Divestitures, page 97

2.	We note your response to comment 2 and your explanation that the structure of the transaction is to insure that New Seamless will not be under common control with the Divestiture Entities. Given that it appears that Mr. Kong will own a majority of outstanding shares for New Seamless as well as the Divestiture Entities, as well as Section 7.20 of the Business Combination Agreement which states that following the Divestitures, the Divestiture Entities will no longer be affiliates, please disclose the potential risk, if any, that New Seamless and the Divestiture Entities are affiliates, and the impact to the transaction and future business of the combined company if such entities are affiliates.

Response: The Company respectfully advises the Staff that, although Mr. Kong will own a majority of the outstanding shares of New Seamless as well as the Divestiture Entities, it believes that New Seamless and the Divestiture Entities would not be affiliates. While New Seamless and the Divestiture Entities will have ownership overlap, they will have separate operations and New Seamless will have an independent board of directors guiding its operations. Neither New Seamless nor the Divestiture Entities will be liable for each other’s debts or other obligations and will maintain separate offices and lines of business, nor will they hold themselves out to third parties as being related parties.

However, to the extent they were considered affiliates, it is possible that a third party could attempt to hold New Seamless liable for an obligation of the Divestiture Entities. Further, the Company represented in its IPO Prospectus dated November 23, 2021 that it had “no intention of . . . acquiring any business that is based in, or which does business in China or Hong Kong.” The Divestiture Entities conduct business in those jurisdictions, among others, as well as maintain an office in Hong Kong. Thus, in the unlikely event the Divestiture Entities were considered affiliates of New Seamless, it could be considered in conflict with the Company’s disclosure in its IPO Prospectus, which could result in potential shareholder claims relating to the disclosure in the IPO Prospectus.

Accordingly, the Company has added a risk factor to address these matters on pages 59 and 76 as well as added disclosure on page 96 of the Amended Registration Statement.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Background of the Business Combination, page 105

3.	We note your response to comment 4. However, it appears that the materials and analyses prepared by ARC and JonesTrading were used by management to determine the valuation of Seamless, and the Board determined that the valuation analysis conducted by management with the input of ARC and JonesTrading, supported the valuation. Based on the current disclosure, it does not appear that management relied on other sources, reports or analyses to determine the valuation aside from those provided by ARC and JonesTrading. Given this, please tell us why you believe that such materials were not materially related to the transaction. In the alternative, please file the materials as exhibits to the registration statement, and file consents from ARC and JonesTrading. Refer to Item 21(c) of Form S-4 and Rule 436 of the Securities Act.

Response: In response to the Staff’s comment, the Company has included the materials prepared by ARC and JonesTrading as Annexes I-1 and I-2 to the proxy statement/prospectus, respectively. In addition, the Company has filed ARC and JonesTrading consents as Exhibits 23.4 and 23.5 to the Amended Registration Statement, respectively.

4.	We note your response to comment 16 that the company reviewed all “material agreements” between Ripple and Seamless. Please revise to clarify, if true, that management reviewed all material agreements relating to Seamless’ relationship with Ripple, including agreements between Ripple and Tranglo. Please revise to identify the specific agreements reviewed, which terms in particular the management team considered, and how these agreements impacted management’s evaluation of the relationship with Ripple. Please also revise your disclosure, in an appropriate place in the prospectus, to describe each of these agreements. Your disclosure should include all material terms of such agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 107 of the Amended Registration Statement to clarify which agreements relating to Seamless’ relationship with Ripple the Company reviewed as well as to further clarify the disclosure regarding INFINT management’s evaluation of the relationship with Ripple. The Company also revised disclosure on page 251 of the Amended Registration Statement to provide descriptions of the pay-out support agreement and the shareholder agreement for Tranglo.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 143

5.	Reference is made to Note 2(dd) on page F-35 and your disclosure that shares granted under the 2022 Incentive Plan will vest upon a de SPAC merger. Please tell us how you reflect vesting in the pro forma financial information.

Response: The Company respectfully advises the Staff that the impact of the shares granted under the 2022 Incentive Plan that will vest upon a deSPAC merger has been reflected in the pro forma balance sheet and in the pro forma statements of operations for the year ended December 31, 2022 and for the three months ended March 31, 2023. Please see note M(5) to the pro forma balance sheet and notes (gg) and (oo) to the pro forma statements of operations.

Pro Forma Condensed Combined Balance Sheet, page 147

6.	Reference is made to the first bullet on page 146 where you disclose that Scenario 2 gives effect to the maximum amount of redemptions that would enable you to have at least $5,000,001 of net tangible assets after the Business Combination is consummated. Scenario 2 is currently showing net tangible asset (deficit) of ($3,932,009). Please revise or advise.

Response: The Company respectfully advises the Staff that we have revised the disclosures throughout the Amended Registration Statement to state that INFINT will not consummate the Business Combination unless it has $5,000,001 of net tangible assets immediately prior to the consummation of the Business Combination. The ($3,932,009) cited in the Staff’s comment was taken from the consolidated pro forma balance sheet after the merger of Merger Sub with and into Seamless, whereas our calculation was performed prior to such merger, and the revised disclosure regarding the Maximum Redemption Scenario 2 is now consistent with the calculation.

Seamless’ Business, page 172

7.	We note your revisions in response to comment 5. Reference is made to the first paragraph on page 172. Please revise to clarify who the “remittance agent” is in transactions you are involved in.

Response: The Company respectfully advises the Staff that Tranglo serves as the remittance agent. The Company revised the disclosure on page 174 of the Amended Registration Statement.

8.	We note your revisions in response to comment 5. Reference is made to page 184. Please tell us the sender’s obligations in Ripple’s ODL including to whom the sender’s obligation is to.

.

Response: The Company respectfully advises the Staff that upon acceptance of a proposal with RippleNet as indicated in Step 3 of the Funds Flow chart on page 186, as indicated on Step 4 of the Funds Flow chart, the transaction is executed. At that time the Sender, or the ODL RP, would have an obligation to Ripple to repay the fiat currency amount. As part of the acceptance of the commitment from RippleNet, the ODL RP draws down the XRP in its wallet and Ripple moves the XRP directly to Tranglo as also indicated in Step 4 of the Funds Flow chart on page 186.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

9.	We note your revisions in response to comment 5. In step 4 of the Fund Flow on page 184, please clarify the rights and obligations of the XRP wallet accounts on the crypto exchanges. Please tell us who controls the XRP immediately prior to the transfer (draw down) on the crypto exchanges and clarify your role in the XRP exchange transaction. In this regard, tell us if you are the buying or borrowing XRP from the ODL RP or Ripple and then liquidating for cash or are you introducing the ODL RP to a market maker that is the counter party to the purchase of XRP. Please tell us how you account for the formation and subsequent activity in the Slippage Pool mentioned in step 5 on page 184, including deposits, draw downs and selling of XRP. Explain who controls the Slippage Pool and Ripple and Tranglo’s rights and obligations throughout the process. Finally, clarify if Tranglo is responsible for repayment of draw downs needed and used.

Response: The Company respectfully advises the Staff that prior to the ODL RP agreeing to the terms of a transaction, the XRP that is in the ODL RP’s wallet is a bailment and all legal right and title to the XRP remains with Ripple. Upon acceptance of the transaction, the XRP is drawn down by the ODL RP and title passes from Ripple to the ODL RP. Ripple near instantaneously transfers the XRP to Tranglo’s account. As part of the transaction, Ripple has committed to both the ODL RP and Tranglo that the transfer of XRP from the ODL RP to Tranglo’s crypto wallet, and the subsequent liquidation of the XRP will end up with the exact agreed amount in fiat currency as stated in the transaction, in the example above $100,000, being provided to Tranglo. Thus, as part of the transaction, Tranglo receives the XRP and the XRP is immediately liquidated into fiat currency through a programmatic liquidation system developed by Ripple in the two crypto exchanges that Tranglo adopted. This $100,000 is considered as fiat currency being sent from the ODL RP to Tranglo for prefunding purpose. This commitment provided by Ripple on the exact amount of fiat currency after liquidation is conducted through the use of the Slippage Pool, as explained below. Tranglo does not buy or borrow the XRP, and Seamless is of the understanding that the XRP is liquidated through selling the XRP directly in the crypto market by the programmatic liquidation system. Seamless has no knowledge of the existence of any market maker or counterparty to that transaction. After liquidation, Tranglo receives the amount in fiat currency in its crypto wallet account and will transfer that fiat currency to Tranglo’s own bank account on the next business day.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Similarly, the XRP in Tranglo’s Slippage Pool crypto wallet is also under a bailment arrangement and so any XRP in the Slippage Pool is legally owned by Ripple and it retains control of the Slippage Pool. Ripple is responsible for reviewing from time to time the XRP level in Tranglo’s Slippage Pool, and maintaining a minimum level of XRP in it. Tranglo’s right is only to draw down amounts of XRP to cover a shortfall in the fiat currency in the event that the liquidation of the XRP produces a lower amount of fiat currency than is provided for in the contract with the ODL RP, and an obligation to pay an amount of XRP to the Slippage Pool in the event the liquidation of the XRP produces a greater amount of fiat currency than is provided for in the contract with the ODL RP. Because the contract is to deliver a specified amount of fiat currency to Tranglo for prefunding purpose, Tranglo does not have a liability for the repayment of any draw down caused by a shortfall as a result in the shift of the exchange rate. As a result of Ripple’s ownership of the Slippage Pool and the contractual obligation of Ripple to deliver a specified amount of fiat currency, Tranglo does not make accounting entries for amounts deposited to, or withdrawn from, the Slippage Pool. Correctly understood, the Slippage Pool is merely a mechanism for Ripple to guarantee the risk of, or receive the benefits from, a momentary shift in the exchange rate of XRP relative to the fiat currency in the transaction. Thus, Tranglo only shows on its accounts the actual amount of fiat currency it is to receive as part of the contract.

The Company has made modifications to the table on page 186 and added additional disclosures on page 186 of the Amended Registration Statement to address the Staff’s concerns.

The Company wishes to remind the Staff that these transactions occur on a near instantaneous basis so any changes in exchange rate is negligible. Furthermore, as disclosed on page 186, in the event Tranglo does not believe that the Slippage Pool provides it with sufficient protection from the momentary risk, it has the ability to suspend using XRP in its discretion. In addition, in order to address the Staff’s comment, the Company added a risk factor on page 55 to disclose the potential risk.

10.	We note your revisions in response to comment 5. In step 7 of the Fund Flow on page 184, please explain why Tranglo has the obligation of USD100K to the ODL RP when Tranglo has already credited USD100K to the Money Pool of the ODL RP.

Response: The Company respectfully advises the Staff that it has removed the boxed language under comment 7 to avoid confusion. There is not a duplicative obligation.

Licenses, page 189

11.	We note your revised disclosure and written response to comment 7. We reissue our comment in part. Please revise your disclosure to address how you are in compliance with applicable cryptocurrency regulations in jurisdictions outside of Singapore. In this regard, if you believe you are not required to comply with any cryptocurrency regulations in jurisdictions outside of Singapore, please state this affirmatively.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Response: The Company respectfully advises the Staff that Tranglo continuously evaluates its business and the changing regulatory landscape in the jurisdictions in which it operates, and Tranglo currently believes it is in compliance with cryptocurrency regulations in Singapore and that it is not required to comply with any cryptocurrency regulations in jurisdictions other than Singapore. The Company has added disclosure to that effect on page 192 of the Amended Registration Statement. In addition, the Company added additional disclosure on page 54 to address the potential risk of Seamless being required to comply with any cryptocurrency regulations in jurisdictions other than Singapore.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seamless

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 and Year Ended December 31, 2020, page 225

12.	Please revise to discuss the “Finance costs, net” line item in your Consolidated Statements of Operations and Comprehensive Loss.

Response: The Company respectfully advises the Staff that it has inserted a discussion of finance costs on page 229 of the Amended Registration Statement.

Liquidity and Capital Resources Contractual Obligations, page 231

13.	Please revise the table to include estimated interest expense.

Response: The Company respectfully advises the Staff that it has revised the table on page 233 of the Amended Registration Statement to include estimated interest expense.

Note 2(b) - Going concern, page F-27

14.	Reference is made to your disclosure of anticipated 2023 EBITDA. Non-GAAP financial measures are not allowed to be presented or disclosed on the face of a registrant’s financial statements or in the accompanying notes. Please remove the non-GAAP measure(s). Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised Note 2(b) to remove the Non-GAAP financial measures and replace them with GAAP measures.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Note 2(t) - Cost of Revenue, page F-32

15.	You disclose that cost of revenue includes amortization of intangible assets. Please tell us the nature and amount of intangible asset amortization included in cost of revenue for the periods presented. In this regard, you disclose in Notes 6 and 7 that depreciation and amortization is included in the general and administrative expenses line item. Please revise your disclosures for consistency. Also note that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to SAB Topic 11:B.

Response: The Company respectfully advises the Staff that it has revised Note 2(t) and Note 7 to be consistent with the accounting policy set forth below.

Amortization of intangible assets for acquired computer software, developed technologies are classified under cost of revenue as the intangible assets are acquired purely for the generation of revenue.

Amortization of intangible assets for trade names and trademarks are classified under general and administrative expenses as these intangibles were generated from the acquisition of subsidiaries and are not directly related to the generation of revenue.

As per our revised Notes 2(t) and 7, amortization is included in cost of goods sold and general and administrative expenses, so the statements of operations are not presented in a manner reporting a figure for income before depreciation.

Note 2(dd) - Share-based compensation, page F-35

16.	Regarding the 2022 shares granted, please disclose a description of the method used to estimate fair value, the grant date fair value and unrecognized compensation expense as of December 31, 2022. Refer to ASC 718-10-50.

Response: The Company respectfully advises the Staff that Note 2(dd) has been revised to disclose a description of the method used to estimate fair value, the grant date fair value and unrecognized compensation expense as of December 31, 2022.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Note 2 (hh) - Recent Accounting Pronouncements, page F-36

17.	We note your disclosure that the guidance in ASU 2020-06 was effective for you for the year ended December 31, 2022 and did not have a material effect on the consolidated financial statements, therefore no cumulative effect on accumulated deficit was recorded. We also note you recorded $3.4 million in amortization of debt discounts for the year ended December 31, 2022. Please tell us how you determined the adoption of the guidance in ASU 2020-06 did not have a material effect on the consolidated financial statements.

Response: The Company respectfully advises the Staff that Note 2(hh) erroneously indicated an effective date of January 1, 2022. The Company, however, will qualify as an emerging growth company upon a successful de-SPAC merger. As such, the Company intends to take advantage of adopting new accounting standards on the same timeline as private companies; therefore, ASC 2020-06 will be effective for the Company on January 1, 2024, as the Company has not elected early adoption. Note 2(hh) has been amended to reflect this.

Convertible bonds, page F-43

18.	Please tell us how you accounted for the issuance of $10,000,000 Convertible Bond D and the replacement of Convertible Bonds B and C referencing authoritative literature that supports your accounting treatment. Reconcile the change in total principal balance from $21,000,000 as of December 31, 2021 to $10,000,000 as of December 31, 2022 using disclosure in your financial statements and related notes. Finally, disclose any discount recorded when issuing Convertible Bond D.

Response: The Company respectfully advises the Staff that no gain or loss was recorded when issuing Convertible Bond D, as there has been no modification to the terms as compared to the original Convertible Bond. The table below reconciles the principal balance of $21,000,000 as of December 31, 2021 to $10,000,000 as of December 31, 2022 and has been inserted into Note 13. Convertible Bond D simply replaced Convertible Bonds B and C. The terms of Convertible Bond D are identical to those of Convertible Bonds B and C. As such, there was no modification of the debt represented by Convertible Bonds B and C as specified in ASC 470-50-40-10.

	Convertible Bond B	Convertible Bond C	Convertible Bond D	Total
	US$	US$	US$	US$
Total principal balance as of December 31, 2021 and January 1, 2022	20,000,000	1,000,000	-	21,000,000
Repayment during the year	(3,500,000)	-	-	(3,500,000)
Conversion to non-convertible loan	(7,500,000)	-	-	(7,500,000)
Convertible Bond replacement	(9,000,000)	(1,000,000)	10,000,000	-
Total principal balance as of December 31, 2022	-	-	10,000,000	10,000,000

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Note 17 - Segments, page F-47

19.	We note your responses to comments 8 and 11, your response to comment 34 from our letter dated February 6, 2023 and your disclosure in Note 2(z) on page F-34 that each subsidiary is an operating segment and operating segments have been aggregated. Based on the financial information presented in your Management’s Discussion and Analysis it appears your subsidiaries have different economic characteristics. Please explain why your subsidiaries meet the aggregation criteria in ASC 280-10-50-11 and 12. In addition, reference is made to your discussion of EBIT or EBITDA by subsidiary on page 228 in Management’s Discussion and Analysis. Please tell us your segment measure of profitability. Refer to ASC 280-10-50-22 through 31 for disclosures related to the segment measure of profit or loss. Finally, please tell us your consideration of providing results of operations discussion of your reportable segments in Management’s Discussion and Analysis.

Response: The Company respectfully advises the Staff that it analyzed the subsidiaries based on ASC 280-10-50-11 and 12 as set forth below.

50-11 Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C : and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36 : ]):

a. The nature of the products and services

Remittance services are distinctly different from airtime trading. Remittance is about sending money across the border whereas airtime transfer or local airtime trading is about selling airtime, i.e. phone call or internet roaming services, to users in different countries.

b. The nature of the production processes

Remittance services process money receiving from one country and sending it to the other country, and applying Anti-money laundering (“AML”) and Counter-financing of terrorism (“CFT”) measures to ensure no money laundering during the process. Compliance requirements are high. Airtime trading does not require any money being transferred. Airtime business is all about direct selling of airtime to users in different countries.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

c. The type or class of customer for their products and services

The customers of remittance business are those migrant workers who work overseas and send money to their homeland. Airtime business customers are those in need of airtime services locally for calling or internet roaming

d. The methods used to distribute their products or provide their services

Remittance services receive money from registered financial institutions, i.e. banks or eWallets, and send money to outlets of banks, eWallets, post offices, or convenient shops. On the other hand, airtime businesses sell airtime either to merchants or distributors for them to resell to end users, or directly to end users by topping up their prepaid telco accounts.

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Remittance business is a highly regulated business, with compliance strictly regulated by central banks worldwide. In Tranglo’s case, it is regulated by central banks of UK, Malaysia, Singapore, and Indonesia, in TNGA’s case – Hong Kong Monetary Authority, and in GEA’s case – Customs & Excise Department of Hong Kong. Stringent rules on AML and CFT are applied to the participants. For airtime business, it’s only regulated by the local Business registry department. No central bank nor other regulatory body is involved. No compliance requirement is needed.

Seamless considered that the regulatory environment is similar within the remittance business segment, including remittance business of Tranglo, GEA and TNGA, where they share a close set of monitoring and regulatory methodology and global practice. The regulatory environment of remittance is different with the airtime business, which is less stringent.

50-12 A public entity shall report separately information about an operating segment that meets any of the following quantitative thresholds (see Example 2, Cases C, D, and E [paragraphs 280-10-55-39 through 55-45 : ]):

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

a. Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

Remittance and airtime businesses each contributed more than 10 percent of total revenue to Seamless. Disclosure of revenue by segment has been made in Note 17 of the financial statements.

b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

Disclosure of gross profit by segment has been made in Note 17 of the financial statements. The gross profit of airtime is more than 10%. Gross profit benchmark is used here as it reflect a better picture from the perspective of core business significance.

1. The combined reported profit of all operating segments that did not report a loss

2. The combined reported loss of all operating segments that did report a loss.

c. Its assets are 10 percent or more of the combined assets of all operating segments.

Disclosure of assets including the goodwill, both remittance and airtime business each contribute more than 10% of total assets. Total assets benchmark is used here as it reflect a better picture from the perspective of resources used in operations.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.

TNG Asia and GEA are involved in the remittance business, Walletku is engaged in the airtime business, and Tranglo generates revenue from both businesses. While Seamless’ management always monitors the revenues and gross profits of remittance and airtime businesses of Tranglo separately, and makes management decisions accordingly, there is no clear delineation on the general administrative expenses of Tranglo as assigned to the remittance and airtime business, as Tranglo’s finance team, customer service department, HR, IT support etc. are all involved in both lines of businesses. As such, Seamless management does not have an accurate estimate of the operating cash flows for the airtime and remittance businesses of Tranglo. As a result, for the Management’s Discussion and Analysis of operating cash flows, it is done by subsidiary instead of business lines. The segment measure of profitability is based on the gross profitability instead of operating cash flows.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Note 20 - Related Party Transactions, page F-50

20.	Please tell us why you removed your disclosure of the Pay-Out Support Agreement between Ripple Services, Inc. and Tranglo in response to our prior comment 32 in our letter dated February 6, 2023. Additionally, please tell us your consideration of disclosing the total dollar value of the ODL RP transactions related to the XRP that was drawn down in the prefunding arrangements for the years presented and the amount the ODL RP owes Ripple as of December 31, 2022 and 2021. Refer to SAB Topic 5:T and the disclosures in ASC 850-10-50 and Rule 4-08(k) of Regulation S-X considering Ripple’s 40 percent ownership of Tranglo.

Response: The Company respectfully advises the Staff that the disclosure of the Pay-Out Support Agreement has been reinserted into Note 20. The Company has added disclosure for the total dollar value of the ODL RP transactions related to the XRP that was drawn down in the prefunding arrangements, revenue of Tranglo generated from ODL transactions and payments to Ripple for the 2022 and 2021 years presented.

The outstanding payments the ODL RPs owe Ripple as of December 31, 2022 and 2021 were balances between ODL RPs and Ripple. The payment schedule of an individual ODL RP to Ripple for using the ODL prefunding means is the business solely between Ripple and the individual ODL RP and has no effect on the consolidated statements of the Company. As such the information as well as the outstanding payments have never been disclosed to Tranglo, and thus have not been reflected in the consolidated financial statements of Seamless. The ODL balance with Ripple is disclosed in the related party balance note (Note 20) to the consolidated financial statements.

General

21.	We note your response to comment 12. We continue to see that in the filed version of Exhibit 10.16, there is a black box for a portion of schedule 1. To the extent you are redacting terms of the agreement, please refile the exhibit with the key information redacted (as opposed to an entire section of the schedule blacked out), and mark the exhibit index and the redacted exhibit as specified in Item 601(b)(10)(iv).

Response: The Company has filed a version of Exhibit 10.16 with the Amended Registration Statement with only key information redacted and marked the exhibit index accordingly.

22.	We note that you did not file any agreement(s) relating to Ripple’s purchase of a 40% interest in Tranglo. Please provide us with your analysis as to why you are not required to file any such agreement(s). With a view toward disclosure, we note that your revised disclosure on page 103 now states in response to comment 3, “as part of their due diligence review process, INFINT’s management team reviewed material agreements between Ripple and Seamless.” Please advise us whether INFINT’s management team also reviewed any agreement(s) relating to Ripple’s purchase a 40% interest in Tranglo. If so, please revise your disclosure to indicate which agreements were reviewed and what, specifically, was considered by management as part of the review.

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

June 9, 2023

Response: The Company respectfully advises the Staff that Ripple purchased its interests in Tranglo in a series of negotiated transactions from existing investors in Tranglo, and that such purchase did not result in Tranglo receiving any new capital from Ripple. Accordingly, since Tranglo was not a party or beneficiary of those transactions, it did not file such agreement. However, there is a shareholders agreement regarding Tranglo, and the Company has filed that as Exhibit 10.26 and added a description on page 251. The Company respectfully advises the Staff that, except for Tranglo’s shareholder agreement, the Company’s management team was not provided and did not review any agreements relating to Ripple’s purchase of a 40% interest in Tranglo as those agreements were entered into directly by third party Tranglo shareholders and Ripple. The Company revised disclosure on page 107 to disclose that the Company reviewed Tranglo shareholder agreement and included a description of the respective shareholder rights on page 251. In addition, the Company included a risk factor on page 79 to disclose that the Company’s management did not review all agreements related to Ripple.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation